1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                               No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

TSMC Board Approves Plan to Buy Back Shares
Hsinchu, Taiwan, R.O.C., Aug 12, 2008 — TSMC’s Board of Directors today approved a plan to repurchase up to NT$16.5 billion (approximately US$542 million), or no more than 283 million shares, of the Company’s common shares from the open market. TSMC plans to buy back shares at a price in the range of NT$42.85 to NT$86.20 per share from August 13 to October 12, 2008 and cancel the repurchased shares.
“The sole purpose of this buyback is to remove partially the dilution from employee profit-sharing,” said TSMC Spokesperson and Chief Financial Officer Ms. Lora Ho. “This repurchase program is separate from the multi-phase plan with Philips, and Philips will not use this program to dispose of its remaining stake in TSMC.”
In addition, the Board of Directors also passed the following resolutions at its meeting:
1. Approved capital appropriations of US$687.60 million to expand 45nm and 40nm manufacturing capacity at 12-inch fabs.
2. Approved capital appropriations of US$107.40 million in eight-inch fab equipment to upgrade a portion of 0.18 micron logic process capacity to 0.11 micron CMOS image sensor, 0.11 micron logic, 0.13 micron high voltage, and 0.18 RF process capacity. In addition, the appropriation will also be used to upgrade a portion of 0.35 micron logic process capacity to MEMS process.
3. Approved TSMC’s merger of its 100%-owned subsidiary, Hsin Ruey Investment Co. Ltd.
4. Approved semi-annual financial statements for the first half of 2008. Consolidated revenue for the January-June period was NT$175.617 billion, and net profits were NT$56.914 billion.
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For further information, please contact:

TSMC Spokesperson:	TSMC Acting Spokesperson:
Ms. Lora Ho	Mr. J.H. Tzeng
Vice President and CFO	Deputy Director
Tel: 886-3-566-4602	Tel: 886-3-505-5028
Mobile: 886-928-882607
E-Mail: jhtzeng@tsmc.com

TSMC Public Relations:
Mr. Michael Kramer	Ms. Dana Tsai
Principle Administrator	Senior Administrator
Tel: 886-3-505-6216	Tel: 886-3-505-5036
Mobile: 886-926-026632	Mobile: 886-920-483591
Fax: 886-3-567-0121	Fax: 886-3-567-0121
E-Mail: pdkramer@tsmc.com	E-Mail: dana_tsai@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: August 12, 2008	By	/s/ Lora Ho
Lora Ho Vice President & Chief Financial Officer